                                       FOR IMMEDIATE RELEASE

                                                                                  February 25, 2008

KAREN N. HORN ELECTED TO NORFOLK SOUTHERN BOARD

NORFOLK, VA - Karen N. Horn, a partner with Brock Capital Group LLC, has been elected a director of Norfolk Southern Corporation (NYSE: NSC), Chairman and CEO Wick Moorman announced today.

Horn has been a partner with Brock Capital Group since 2003. Prior to that, she was president and managing director of global private client services for Marsh & McLennan Companies Inc. from 1999 until 2003. Prior to joining Marsh & McLennan, she was managing director and head of international private banking at Bankers Trust; chairman and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president and economist for the Bank of Boston.

A mathematics and economics graduate of Pomona College with a doctorate in economics from Johns Hopkins University, Horn is also a director of Eli Lilly and Company Fannie Mae, Simon Property Group Inc., and T. Rowe Price Mutual Funds.

         Norfolk Southern Corporation (NYSE: NSC) is one of the nation's premier transportation companies.  Its Norfolk Southern Railway subsidiary operates approximately 21,000 route miles in 22 states and the District of Columbia, serving every major container port in the eastern United States and providing superior connections to western rail carriers.  Norfolk Southern operates the most extensive intermodal network in the East and is North America's largest rail carrier of metals and automotive products.

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Norfolk Southern contacts:

(Media) Frank Brown, 757-629-2714 (frank. Brown@nscorp.com)

(Investors) Maqui Parkerson, 757-533-4939 (maqui.parkerson@nscorp.com)